Filed Pursuant to Rule 433

Registration No. 333-211317

Registration No. 333-211317-01

February 1, 2018

The information in this pricing supplement supplements the preliminary prospectus supplement, dated February 1, 2018 (the “Preliminary Prospectus Supplement”), and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement.

$700,000,000 5.375% Junior Subordinated Notes F due 2078 (the “Notes”)

Issuer:	Enterprise Products Operating LLC (“EPO”)

Guarantee:	The Notes will be unconditionally guaranteed on a subordinated basis by Enterprise Products Partners L.P.

Ratings:*	Baa2 by Moody’s Investors Service, Inc. BBB- by S&P Global Ratings BBB- by Fitch Ratings Inc.

Trade Date:	February 1, 2018

Expected Settlement Date:	February 15, 2018 (T+10)

Note Type:	Junior Subordinated Notes

Legal Format:	SEC Registered

Principal Amount:	$700,000,000

Over-allotment Option:	None

Price to Public:	100.000%

Maturity Date:	February 15, 2078

Interest Rate During Fixed Rate Period:	5.375% up to, but not including, February 15, 2028

Interest Rate During Floating Rate Period:	From, and including, February 15, 2028, at a floating rate based on three month LIBOR, plus 257 basis points, reset quarterly

Optional Deferral:	Up to 10 consecutive years per deferral

Optional Redemption:	Redeemable, in whole or in part, on or after February 15, 2028 at 100% of the principal amount, plus any accrued or unpaid interest

Call for Tax Event:	Prior to February 15, 2028, at any time at 100% of the principal amount, plus any accrued and unpaid interest

Call for Rating Agency Event:	Prior to February 15, 2028, at any time at 102% of the principal amount, plus any accrued and unpaid interest

Interest Payment Dates During Fixed Rate Period:	Semi-annually in arrears on February 15 and August 15 of each year, beginning on August 15, 2018

Interest Payment Dates During Floating Rate Period:	Quarterly in arrears on February 15, May 15, August 15 and November 15 of each year, beginning on May 15, 2028

CUSIP/ISIN:	29379VBR3 / US29379VBR33

Use of Proceeds:	EPO will receive aggregate net proceeds of approximately $691,760,000 from the sale of the notes to the underwriters after deducting the underwriting discount and other estimated offering expenses payable by EPO. EPO expects to use the net proceeds of this offering, together with the proceeds from the concurrent senior notes offering (as defined in the Preliminary Prospectus Supplement), if completed, for the repayment of debt, including the repayment of amounts outstanding under our commercial paper program and the repurchase or redemption of all or a portion of the Junior Subordinated Notes B (as defined in the Preliminary Prospectus Supplement), and for general company purposes.

Joint Book-Running Managers:

J.P. Morgan Securities LLC

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

Deutsche Bank Securities Inc.

Scotia Capital (USA) Inc.

DNB Markets, Inc.

Morgan Stanley & Co. LLC

SG Americas Securities, LLC

TD Securities (USA) LLC

Senior Co-Manager:	BBVA Securities Inc.

Co-Managers:

Barclays Capital Inc.

Citigroup Global Markets Inc.

Credit Suisse Securities (USA) LLC

Mizuho Securities USA Inc.

RBC Capital Markets, LLC

Sumitomo Mitsui Banking Corporation

SunTrust Robinson Humphrey, Inc.

The Bank of Tokyo-Mitsubishi UFJ, Ltd.

U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Modifications to the Preliminary Prospectus Supplement:

Summary

The following sentence on page S-3 is completed as follows: We estimate that we will receive net proceeds of approximately $1.981 billion from the concurrent senior notes offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Capitalization

In the “As Adjusted” column of the September 30, 2017 capitalization table, the following line items are updated to reflect the assumed application of net proceeds from this offering and the concurrent senior notes offering at that date (unaudited): cash and cash equivalents is $115.4 million; Commercial Paper Notes, variable rates is $0 million; Enterprise Senior Notes TT is completed as follows—Senior Notes TT, 2.800% fixed-rate, due February 15, 2021(4)—$750.0 million; Enterprise Senior Notes UU is completed as follows—Senior Notes UU, 4.250% fixed-rate, due February 15, 2048(4)—$1,250.0 million; Enterprise Junior Subordinated Notes B, fixed/variable-rate, due January 2069 is $0 million; EPO Junior Subordinated Notes F is hereby completed as follows—EPO Junior Subordinated Notes F, fixed/variable-rate, due February 15, 2075—$700.0 million; total principal amount of senior and junior debt obligations is $25,041.7 million; total other, non-principal amounts is $231.4 million; total debt obligations, including current maturities is $24,810.3 million; and total debt and equity is $47,351.3 million.

Underwriting

The following replaces the last two sentences under the subheading “Notice to Prospective Investors in the European Economic Area”:

This prospectus supplement and the accompanying prospectus have been prepared on the basis that any offer of notes in any Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of notes. Accordingly any person making or intending to make an offer in that Relevant Member State of notes which are the subject of the offering contemplated in this prospectus supplement and the accompanying prospectus may only do so in circumstances in which no obligation arises for the Issuer or the Manager to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Issuer nor the Manager have authorized, nor do they authorize, the making of any offer of notes in circumstances in which an obligation arises for the Issuer or the Manager to publish a prospectus for such offer. The expression “Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU), and includes any relevant implementing measure in the Relevant Member State.

The following replaces the language under the subheading “Notice to Prospective Investors in the United Kingdom”:

The communication of this prospectus supplement, the accompanying prospectus and any other document or materials relating to the issue of the notes offered hereby is not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the United Kingdom’s Financial Services and Markets Act 2000, as amended (the “FSMA”). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom who have professional experience in matters relating to investments and who fall within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)), or who fall within Article 49(2)(a) to (d) of the Financial Promotion Order, or who are any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as “relevant persons”). In the United Kingdom, the notes offered hereby are only available to, and any investment or investment activity to which this prospectus supplement and the accompanying prospectus relate will be engaged in only with, relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this prospectus supplement, the accompanying prospectus or any of their contents.

Any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of the notes may only be communicated or caused to be communicated in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer.

All applicable provisions of the FSMA must be complied with in respect to anything done by any person in relation to the notes in, from or otherwise involving the United Kingdom.

All information presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the changes described herein.

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting the SEC’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC at 1-212- 834-4533, Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322, Deutsche Bank Securities Inc. at 1-800-503-4611 or Scotia Capital (USA) Inc. at 1-800-372-3930.